Entourage Mining Ltd.

A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

Entourage Closes $240,000 (U.S.) Private Placement

Vancouver, British Columbia, January 25, 2010: Entourage Mining Ltd. (“Entourage” or the “Company”) has completed a non-brokered private placement for gross proceeds of $240,000 (U.S.) by the issuance of 1.6 million units of the company capital at a price of 15 U.S. cents with a full warrant, each warrant enabling the purchaser to buy an additional share for a period of one year at a price of 25 U.S. cents.

The use of proceeds of the placement will be used to retire outstanding liabilities and for general working capital purposes.

On Behalf of the Board

“Gregory F Kennedy”

Gregory F. Kennedy
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368